Dorrie Yale

Catherine De Lorenzo

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

August 25, 2023

Re:	GB8 Residential LLC
Offering Statement on Form 1-A
File No. 024-12293

Dear Ms. Yale and Ms. De Lorenzo:

On behalf of GB8 Residential LLC (the “Company”), I hereby request qualification of the above-referenced Offering Statement on Form 1-A at 4:00pm, Eastern Time, on Tuesday, August 29, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Michael Gough
Name:	Michael Gough
Title:	President and CEO of Pacific Oak Residential, Inc., the Manager of the Company